As filed with the Securities and Exchange Commission on April 16, 1999
                                                      Registration No. 333-67783

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         BERKSHIRE REALTY COMPANY, INC.
             (Exact Name of Registrant as Specified in its Charter)


          Delaware                                          04-3086485
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
Incorporation or Organization)                                  No.)

                          One Beacon Street, Suite 1550
                           Boston, Massachusetts 02108
                                 (888) 867-0100
     (Address, Including Zip Code, and Telephone Number Including Area Code,
                  of Registrant's Principal Executive Offices)

                            Scott D. Spelfogel, Esq.
                         Berkshire Realty Company, Inc.
                          One Beacon Street, Suite 1500
                           Boston, Massachusetts 02108
                                 (617) 574-8385
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   Copies to:
                             David E. Redlick, Esq.
                             Kenneth A. Hoxsie, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ].
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ].
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED APRIL 16, 1999


PROSPECTUS

                                1,714,396 Shares
                         BERKSHIRE REALTY COMPANY, INC.
                                  COMMON STOCK


Berkshire Realty Company, Inc. is a real estate investment trust which acquires, renovates, rehabilitates, develops and operates apartment communities. Berkshire began operations in 1991 with 15 apartment communities containing approximately 4,200 units. As of March 1, 1999, we owned 82 apartment communities consisting of 24,387 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States.

We conduct our operations primarily through BRI OP Limited Partnership and through our other subsidiaries and subsidiaries of BRI Partnership.

If and to the extent that certain holders of units of limited partnership interest in BRI OP Limited Partnership elect to exchange their units for stock on a one-for-one basis, we will offer and sell shares of common stock with this prospectus. Holders of units who so elect will become stockholders in Berkshire. Our shares of common stock are listed for trading on the New York Stock Exchange under the symbol "BRI." The closing sales price of our common stock as reported by the New York Stock Exchange on April 15, 1999 was $11.6875 per share.


                     --------------------------------------


For a discussion of certain risks that you should consider before you invest in the common stock sold with this prospectus, see "Risk Factors" beginning on page 5.
                     --------------------------------------


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Our principal executive offices are located at One Beacon Street, Suite 1550, Boston, Massachusetts 02108 and our telephone number is (888) 867-0100.

                  The date of this Prospectus is April __, 1999

                                  RISK FACTORS


An investment in our common stock involves various risks. You should carefully consider the following risks and the other information in this prospectus before deciding to convert your units.

Tax Consequences of Exchange of Units - You may incur tax if you convert your units.

If you decide to convert your units, you will be taxed as if you had sold the units. You will have taxable income equal to the amount of cash you receive or the value of the stock you receive, as the case may be, plus the amount of any BRI Partnership liabilities allocable to your units at the time you sell them. You may recognize more gain or have to pay more tax than the amount of cash or the value of the stock you receive from the sale. If you sell some or all of the stock you receive to raise money to pay the tax, the market price of the stock may have declined from the time when you converted your units.

Change in Investment Upon Redemption of Units - If you convert your units, you will have a different kind of investment.

If you convert some or all of your units, BRI Partnership will decide whether you receive cash or stock. If you receive cash, you will have no interest in Berkshire or BRI Partnership (except to the extent that you retain units), which means:


     o You will not benefit from any future increases in the value of Berkshire's stock.


     o You will not receive any future distributions from Berkshire or BRI Partnership.

If you receive stock, you will become a shareholder of Berkshire rather than a partner in BRI Partnership.



Development and Acquisition


We acquire new properties from time to time, and those acquisitions may reduce the value of your investment.

Berkshire regularly considers acquiring additional apartment communities. Acquisitions involve several risks, including the following:



     o Acquired properties may not perform as well as Berkshire expected before acquiring them.

     o Improvements to the properties may cost more than Berkshire had estimated.

     o The costs of evaluating properties that are not acquired cannot be recovered.

     o Berkshire has acquired properties by issuing units and has had to agree with the sellers not to sell the properties or refinance the debt on them for various periods of time. These restrictions may keep us from taking actions that would otherwise be in the best interests of the shareholders. Berkshire may in the future acquire apartment communities for units and may have to agree to similar restrictions.


We develop new apartment communities from time to time, and these activities may reduce the value of your investment.

Berkshire plans to continue developing new apartment communities as opportunities arise in the future. Development and construction activities entail a number of risks, including the following:


     o We may abandon a project after spending time and money determining its feasibility.

     o  Construction costs may exceed the original estimates.

     o  The revenue from a new project may not be enough to make it profitable.

     o Berkshire may not be able to obtain financing on favorable terms for development of a property.

     o We may not complete construction and lease up on schedule, resulting in increased costs.

     o Berkshire may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

     o Even successful projects require a substantial portion of management's time and attention.

We are required to submit to shareholders a vote regarding liquidation.





Our charter requires the Board of Directors to prepare and submit to shareholders a proposal to liquidate Berkshire's assets and distribute the net proceeds to the shareholders. We have filed preliminary proxy materials with the SEC relating to this proposal. Berkshire will adopt the liquidation proposal only if shareholders holding a majority of the shares then outstanding approve it. If Berkshire were liquidated, you might receive proceeds that were less than the value of the stock at the time you converted your units. Submitting this proposal to shareholders will cause us to incur costs associated with the shareholder solicitation regardless of the outcome of the vote.

The industry we operate in has risks that may cause your investment to decline in value.


Owning real estate involves a variety of risks, including the risks described below:

Realizing a profit from owning apartment communities depends on many factors.


Berkshire invests in apartment communities and therefore is subject to the various risks generally related to owning and developing real property. The value of Berkshire's apartment communities and our ability to distribute cash to shareholders will depend on how well we operate and develop our properties. These are some of the things that may adversely affect our results:

     o Changes in national and local economic conditions, such as oversupply of apartment units or reduction in demand for apartment units in our markets.

     o  The attractiveness of our apartments to tenants.

     o Changes in interest rates and the availability, cost and terms of mortgage financings.

     o The ongoing need for capital improvements in our properties, particularly in older structures.

     o  Changes in real estate tax rates and other operating expenses.

     o Changes in governmental rules and fiscal policies and changes in zoning laws.

     o Civil unrest, acts of God, including natural disasters (which may result in uninsured losses), acts of war and other factors beyond our control.

Our business depends on the performance of four markets.


We have made almost all of our investments in Florida, Texas and the Mid-Atlantic and Southeastern United States. Therefore, Berkshire's results will depend to a great extent on the economic conditions in these markets as well as the market for apartment communities generally.


Regulations may cause our costs to increase or limit our ability to increase our revenue.


Many federal, state and local zoning, subdivision, planning, building, environmental and other land use laws and regulations govern real estate. These laws and regulations may place significant restrictions on our ability to develop or improve our real estate. Even unintentional violations of these laws and regulations by us or by our tenants may force us to take corrective action or pay substantial penalties. In particular, various laws and regulations may restrict the amount and process by which we may raise rents, as well as our right to convert a property to other uses, such as condominiums or cooperatives.

We may lose some of our property to casualties or takings.


Conditions existing on real property may result in injury to people. BRI Partnership may incur liability as a result of such injuries. Such liability may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and conditions of the property. In addition, our properties may suffer loss in value due to causalities such as fire or hurricanes. These losses may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of the property. Should an uninsured loss occur, Berkshire could lose both its investment in and anticipated profits and cash flow from a property. Real estate may also be taken, in whole or in part, by public authorities for public purposes in eminent domain proceedings. Awards resulting from such proceedings may not adequately compensate Berkshire for the value lost.


We may not be able to sell our assets at the optimal time.


Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. If we must sell an investment, we may not be able to sell the investment in the time period we desire or at a price that will recoup or exceed the amount of our cost for the investment.


Our expenses may increase, resulting in a decrease of the funds available to pay dividends to shareholders.


BRI Partnership must pay the expenses associated with operating its apartment communities. These expenses include:


     o  cleaning
     o  electricity
     o  heating, ventilation and air conditioning
     o  elevator repair and maintenance
     o  insurance and administrative costs

     o other general costs associated with security, landscaping, repairs and maintenance

If these expenses increase, the local rental market may limit the extent to which we may increase rents to meet these increased operating expenses without decreasing occupancy rates. Although we implement cost- saving incentive measures at each of our properties, if these operating expenses increase faster than rental rates, our results of operations, financial condition and ability to pay distributions to shareholders could be adversely affected.




We may incur costs if we do not comply with the Fair Housing Amendments Act and Americans with Disabilities Act.

The Fair Housing Amendments Act (the "FHA") imposes certain requirements related to access by physically handicapped persons on multifamily properties first occupied after March 13, 1991 or for which construction permits were obtained after June 15, 1990. If Berkshire does not comply with the FHA, we might have to pay fines to the U.S. government or damages to private litigants.


All of our properties must comply with the Americans with Disabilities Act (the "ADA") to the extent such properties are "public accommodations" or "commercial facilities," as defined by the ADA. The ADA requires that facilities, including leasing offices, open to the general public be made accessible to people with disabilities. Individual apartment units are not considered "public accommodations" for purposes of the ADA. Compliance with the ADA requirements could require removal of access barriers and other capital improvements to the public areas of Berkshire's properties. Noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. If any changes to our properties subsequently are required by the ADA that involve material expenditures, our results of operation, financial condition and ability to make expected distributions to shareholders could be adversely affected.


Our joint venture partners may have different interests than we do, resulting in a loss of value of some of our properties or an inability to take advantage of favorable opportunities.




Any of our investments in a joint venture partnership which owns property may, under certain circumstances, involve risks which would not be present in a direct investment in real estate. For example, our joint venture partner may experience financial difficulties and may at any time have economic or business interests or goals which are inconsistent with our business interests and goals or contrary to our policies or objectives. Our partner might take actions that would subject the property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement. In addition, we might reach an impasse with our partner since either party may disagree with a proposed transaction involving the property owned by the joint venture and impede any proposed action.

Financings

We may not be able to make the required payments on our debt.

As of December 31, 1998, we had approximately $572,700,000 of total debt. Payments of principal and interest on mortgage borrowings may leave us with insufficient cash resources to operate our apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT.


If we cannot make payments on a loan secured by a mortgage, the lender could foreclose on the property securing the loan. If this happens, Berkshire will lose the income from the property and any value the property had. Even if a loan is nonrecourse, the lender might have the right to recover deficiencies arising from fraud, environmental liabilities or other circumstances. Foreclosure could also create taxable income without producing any cash, thereby reducing our cash available for distribution and hindering our ability to meet the tax requirements for a REIT.

In connection with acquiring certain properties in exchange for units, we agreed to maintain prescribed levels of nonrecourse debt on these properties. The purpose of these agreements was to minimize the tax consequences of the acquisitions to the unit recipients. If we do not maintain the required level of debt, we would be in default under these agreements and could be liable to the holders of the units.


We may not be able to refinance our debt when it comes due.


When any of our debt secured by real property comes due, we will have to refinance the debt or sell the property that secures the debt. If the interest rate on the new debt is higher than the rate on the old debt, our costs will increase. Our ability to refinance any of this debt and the terms on which we might refinance will depend upon economic conditions in general and specifically on conditions in the capital markets. We cannot guarantee that we could refinance or repay any of these mortgage loans at maturity.


We do not have a limit on how much debt we can incur.


We currently have a policy of incurring debt only if upon such incurrence the ratio of Berkshire's debt to the value of its assets would be 50% or less. Although we have adopted this policy, Berkshire's governing documents contain no limitation on the amount of indebtedness Berkshire may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary for Berkshire to continue to qualify as a REIT.

The interest rates of our credit facility may increase, which would result in a reduction of funds available to pay dividends to shareholders.

Outstanding advances under our credit facility bears interest at a variable rate. As of December 31, 1998, this credit facility had an outstanding balance of $135,100,000. We may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase Berkshire's interest expense, which could adversely affect Berkshire's results of operations, financial condition and ability to pay expected distributions to shareholders. An increase in interest expense could also cause us to be in default under our credit facilities.


Potential Environmental Liability - Our properties may have environmental contamination, which could reduce the value of your investment.

Various Federal, state and local environmental laws, ordinances and regulations subject property owners or operators to liability for the costs of removal or remediation of certain hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may adversely affect our ability to sell or rent the property or to borrow using the property as collateral.

Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Third parties may seek recovery from owners or operators of such properties or persons who arranged for the disposal or treatment of hazardous or toxic substances. Therefore, owners and operators are potentially liable for removal or remediation costs, as well as other related costs, including governmental fines and injuries to persons and property, related to such facilities.

All of our properties have been the subject of a Phase I or similar environmental assessment (which involves general inspections without soil sampling or ground water analysis and generally without radon testing) completed by qualified independent environmental consultant companies. These environmental assessments have not revealed any environmental liability that we believe would have a material adverse effect on our results of operations, financial condition and ability to make expected distributions to shareholders, nor are we aware of any such environmental liability. However, it is possible that the environmental assessments did not reveal all environmental conditions, liabilities or compliance concerns. Environmental conditions, liabilities or compliance concerns may also have arisen at a property after the environmental assessment was completed.

Anti-Takeover Provisions - Because our governing documents contain provisions that may inhibit a takeover of Berkshire, you may not have the opportunity to realize a premium on your investment.


Our Certificate of Incorporation places restrictions on the accumulation of shares in excess of 9.8% of the number of outstanding shares of common stock, subject to exceptions permitted with the approval of the Board of Directors to allow (1) underwritten offerings, or (2) the sale of equity securities in circumstances where the Board of Directors determines Berkshire's REIT federal tax status will not be jeopardized. This ownership limitation may:


     o  discourage a change in control of Berkshire.

     o deter tender offers for the common stock, which offers may be advantageous to shareholders.

     o limit the opportunity for shareholders to receive a premium for their shares of common stock that might otherwise exist.




Under Berkshire's Certificate of Incorporation, the election of Directors is staggered such that approximately one-third of the Directors are elected to three-year terms each year. This provision may discourage a change in control of Berkshire. In addition, the governing documents require a supermajority vote to amend those portions of the governing documents which concern:

     o  the definition of "supermajority".

     o  the requirements for amending the governing documents.

     o the requirements regarding excess share ownership (i.e., ownership of shares in excess of 9.8% of the outstanding shares of common stock as described above).

     o  the actions which require a supermajority vote.

     o  the requirements regarding business combinations.


Additional provisions of the governing documents restrict the shareholders' ability to nominate candidates for election as Directors and to alter, amend and adopt provisions inconsistent with, or to repeal certain provisions of, the governing documents. In addition, Berkshire is subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations between Berkshire and its shareholders.


Any of the provisions discussed above may have the effect of delaying, deferring or preventing a transaction or change in control of Berkshire that might involve a premium price for the shares of common stock or that otherwise might be in the best interest of our shareholders.

Berkshire has an authorized class of 60,000,000 shares of preferred stock. Currently Berkshire has approximately 2.7 million shares of its 1997 Series-A Preferred Stock outstanding. The Board of Directors may issue the remaining 57.3 million shares on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending on its rights, preferences, and designations, may have the effect of delaying, deterring, or preventing a change in control of Berkshire.


Our governing documents contain no restrictions on the types of investments we may make, which may result in a portfolio significantly different from the one in existence at the time you elect to convert your units.

The Company's Board of Directors may change its investment policies without a vote of the shareholders. Consequently, shareholders will have no direct control over the kinds of investments the Company makes.


Tax


We may fail to qualify as a REIT, which would result in a reduction of funds available to distribute to shareholders.

We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. To maintain our status as a REIT, we must continually meet certain criteria concerning, among other things, our common stock ownership, the nature of our assets, the sources of our income and the amount of distributions we make to shareholders.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be taxed on our income at regular corporate tax rates. If our status as a REIT were terminated, we might not be able to elect to be treated as a REIT for the following five-year period. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved.


Because the tax laws require us to distribute most of our taxable income, we may have to borrow additional funds or forgo other uses of our capital.

To qualify as a REIT, we generally are required each year to distribute to our shareholders at least 95% of our taxable income (excluding any net capital gain). In addition, Berkshire is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of:

     o  85% of its ordinary income for that year,

     o  95% of its capital gain net income for that year, and

     o  100% of its undistributed taxable income from prior years.


We intend to make distributions to our shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Berkshire's income consists primarily of its share of the income of BRI Partnership. The cash available for distribution by

Berkshire to its shareholders consists of its share of cash distributions from BRI Partnership. Differences in timing may arise between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at our taxable income. If this occurs, we might have to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. The requirement to distribute a substantial portion of our net taxable income could cause us to distribute amounts that otherwise would be spent on future acquisitions, capital expenditures or repayment of debt. In that event, we might have to borrow funds or sell assets to fund the costs of such items.

If BRI Partnership fails to qualify as a partnership, we will have less cash available for distribution to stockholders.

We have not requested, and do not expect to request, a ruling from the Internal Revenue Service ("IRS") that BRI Partnership (and each of its noncorporate operating subsidiaries) will be classified as partnerships for federal income tax purposes. If the IRS were to successfully challenge the tax status of BRI Partnership (or any noncorporate operating subsidiary) as a partnership for federal income tax purposes, BRI Partnership (or the noncorporate subsidiary) would be taxed as a corporation. If that happened, Berkshire would likely cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on BRI Partnership would reduce substantially the amount of cash available for distribution from BRI Partnership to Berkshire and its shareholders.

Changes in tax law may affect the value of our assets and your investment.

The current federal income tax treatment of an investment in Berkshire may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. In addition to any direct effects which such changes might have, such changes might also indirectly affect the market value of all real estate investments and, consequently, our ability to realize our business objectives.



                           FORWARD-LOOKING STATEMENTS





Some of the information in this prospectus may contain forward-looking statements. Any statements that are not statements of historical fact may be forward-looking statements. Words such as "believes," "may," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in the section titled "Risk Factors" and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those indicated by any forward-looking statement.


                                   THE COMPANY

General


     Berkshire Realty Company, Inc. (the "Company") is a REIT which acquires, renovates, rehabilitates, develops and operates apartment communities. Founded in 1991 with 15 apartment communities containing approximately 4,200 units, as of March 1, 1999, the Company owned 82 apartment communities consisting of 24,387 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States (the "Properties"). The Company is a Delaware corporation, and its shares of common stock, $.01 par value per share, are listed for trading on the New York Stock Exchange ("NYSE"). The shares of common stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes.





     This prospectus relates to the possible issuance by the Company of up to 1,714,396 shares of common stock (the "Redemption Shares"), if and to the extent that certain holders (the "Unitholders") of 1,714,396 units of limited partnership interest ("Units") in BRI OP Limited Partnership (the "Operating Partnership") exchange such Units for Redemption Shares. The Units were issued to Unitholders in their capacity as partners in the partnerships listed below in connection with the acquisition, on November 14, 1997, by BRI Partnership of the properties listed below:



                                                                    Number
                                                                      of
Partnership Name                          Property Name            OP Units
----------------                          -------------            --------

Arborview Associates, LP                  Arborview                 137,129


                                -19-

Calvert's Walk Associates LP              Calvert's Walk             64,455

The Estates LP                            The Estates               116,184

Fairbrook Associates, LP                  Stratton Meadows          153,672

Henley Associates, LP                     Rolling Wind               92,459

Ridgeview Chase Associates, LP            Ridgeview Chase           213,121

Second Kingswood Common Associates        Kingswood Common II        78,811

Rolling Road Associates
LP                                        Courtleigh                147,661

Frederick Road Associates                 Jamestowne                28,938

Gorn Properties, Inc.                     Hilltop                    24,291

Plainfield Associates                     Hazelcrest                 24,917

Purnell Associates                        Fairway Ridge              25,528

Rolling Road Associates                   Heraldry Square           144,422

Second Rolling Road Associates            Kingswood Common I         92,391

Williston Associates                      Williston                  32,653

Warren Park Associates                    Warren Park               167,620

Diamond Ridge Associates, LP              Diamond Ridge              47,266
                                                                  ---------
                                                         Total    1,714,396



     Pursuant to the Amended and Restated Agreement of BRI Partnership, a Unitholder has the right, exercisable at any time after the first anniversary of the issuance of Units to him or her, to convert all or a portion of the Units so issued into shares of common stock (on a one-for-one basis) or cash, as determined by the Company. Upon receipt of a notice that a Unitholder is exercising this right, the Company, at the direction of BRI Partnership, will either (1) convert the tendered Units into an equivalent number of shares of common stock, or (2) pay the Unitholder cash for each Unit in an amount equal to the market value of a share of common stock.

     The Company anticipates that generally BRI Partnership will direct the Company to issue common stock pursuant to this Prospectus in exchange for Units rather than paying cash. As a result, the Company may from time to time issue up to 1,714,396 Redemption Shares upon the acquisition of Units for which Unitholders have exercised their conversion rights. Accordingly, the Company is registering the Redemption Shares to provide Unitholders with freely tradable securities upon conversion.

     The operations of the Company are conducted primarily through BRI Partnership and through their other subsidiaries. As of March 1, 1999, the Company held approximately 79.16% of the units of partnership interest in BRI Partnership in its capacity as a special limited partner and through its 100% ownership of Berkshire Apartments, Inc. The remaining approximately 20.84% of the partnership interests in BRI Partnership was owned by affiliated and unaffiliated third parties.

     The Company's property management and development offices are located in Atlanta, Georgia. In addition, the Company operates six regional offices in Atlanta, Georgia; Baltimore and Columbia, Maryland; Greenville, South Carolina; Dallas and Houston, Texas. At December 31, 1998, the Company had approximately 1,000 employees.



Recent Acquisitions

     Set forth below is information regarding our real estate acquisitions since January 1, 1998.



                             Apartment                                                 Debt           Interest       Partnership
   Date     Location           Units         Total Cost               Cash            Assumed           Rate        Units Issued
--------  --------------     ---------      -----------            ----------      --------------    ---------      ------------
1/21/98   Dallas, TX           208        $   6.8 million       $   2.0 million    $  4.0 million      7.875%      $     720,000

2/04/98   Austin,            2,266        $  81.2 million       $  58.9 million    $ 14.3 million      8.510%      $ 8.0 million
  and     San Antonio &
4/09/98   Houston, TX

2/12/98   Baltimore, MD        144        $   7.3 million                    --    $  5.8 million      7.055%      $ 1.5 million

2/26/98   Tamarac, FL          232        $   9.6 million       $   7.8 million                --         --       $1.8 million

3/14/98   St. Petersburg,      809        $  23.0 million       $   2.4 million    $ 14.4 million      7.062%      $ 6.2 million
          FL
6/18/98   San Antonio,         319        $  11.4 million       $  11.4 million                --         --                  --
          TX
7/08/98   Atlanta, GA        1,076        $  59.7 million       $  19.3 million    $ 40.4 million      8.040-                 --
                                                                                                       8.600%
1/07/99   Baltimore, MD        264        $  25.5 million       $  25.5 million                --         --                  --

Recent Dispositions

     Set forth below is information regarding our real estate dispositions since January 1, 1998.


                                    Type of
  Date         Location            Property            Sale Price        Gain (Loss)
--------     -----------           --------            -----------       -----------
1/05/98     Jonesboro, GA         retail center       $  9.5 million      ($  10,000)

1/30/98     Fort Myers, FL        retail center       $  6.0 million       $ 516,000

1/30/98     Spring Valley, NY     retail center       $ 29.6 million       $  50,000

5/13/98     Dallas, TX            parcel of land      $  2.0 million       $ 543,000


     There were no material relationships between the entities from whom the assets were acquired or to whom the assets were sold and the Company or any of its affiliates, any director or officer of the Company, or any associate of any such director or officer.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of any Redemption Shares but will acquire Units for which the Company is required to issue Redemption Shares. With each such acquisition, the Company's interest in the Operating Partnership will increase.


                              AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by the Company pursuant to the informational requirements of the Securities Exchange Act may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material may also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information concerning the operation of the Public Reference Room may be obtained by telephoning the SEC at 1-800-SEC-0330. In addition, the Company is required to file electronic versions of these documents through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR). The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The common stock of the Company is listed on the New York Stock Exchange, and similar information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the securities offered pursuant to this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement, as certain items are omitted in accordance with the rules and regulations of the SEC. For further information concerning the Company and the securities offered hereby, reference is made to the registration statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the SEC at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


           The following documents heretofore filed by the Company with the SEC (File No. 1-10660) are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the year ended December 31, 1998 as filed on March 19, 1999;

     (b) Current Report on Form 8-K as filed on October 30, 1998;

     (c) Current Report on Form 8-K as filed on April 15, 1999; and





     (d) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed on November 19, 1990, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all Redemption Shares offered hereby have been sold or which deregisters all Redemption Shares then remaining unsold shall be deemed to be incorporated by reference into this prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed with the SEC which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The Company will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Berkshire Realty Company, Inc., One Beacon Street, Suite 1550, Boston, Massachusetts 02108, Attention: Investor Communications Department, telephone (888) 867-0100.



                 DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY


     The authorized capital stock of the Company consists of 140,000,000 shares of common stock and 60,000,000 shares of Preferred Stock.



Common Stock


     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the common stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of preferred stock. Holders of common stock have no pre-emptive, subscription, conversion or redemption rights and have no cumulative voting rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon; certain matters, however, require a supermajority vote. The outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock


     General. The Board of Directors is empowered by the Company's Restated Certificate of Incorporation, as amended (the "Certificate") to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may fix the relative rights, limitations, preferences and privileges of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock.

     Series 1997-A Preferred Stock. The Company has designated and issued approximately 2.7 million shares of the Series 1997-A Preferred pursuant to the authority granted by the Certificate. As of the date hereof, approximately 2.3 million shares of Series 1997-A Preferred are owned by affiliates of Westbrook Partners, L.L.C. and the balance is owned by six clients of Morgan Stanley, Dean Witter, Discover & Co. The outstanding shares of Series 1997-A Preferred are fully paid and nonassessable. The Certificate of Designation for the Series 1997-A Preferred sets forth the preferences, powers and rights of the holders of shares of such stock including, but not limited to, the following:



                                    Dividends


     Holders of shares of Series 1997-A Preferred are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends, preferential cumulative quarterly cash dividends equal to the greater of:

     o 2.25% of $25.00 per share (the price per share paid upon issuance of the Series 1997-A Preferred) (this $25.00, the "Stated Value") and

     o the dollar amount of the dividend paid per share of common stock multiplied by the number of shares of common stock into which each share of Series 1997-A Preferred is then entitled to be converted.

Such dividends accrue whether or not the Company has earnings or surplus and are payable before any dividends or distributions are paid on, or the Company makes any redemptions or purchases of, shares of common stock.



                                  Voting Rights


     Holders of shares of Series 1997-A Preferred are entitled to vote, together with the holders of common stock as one class, on all matters on which the holders of common stock are entitled to vote. Each share of Series 1997-A Preferred is entitled to the number of votes as equal the number of shares of common stock into which a share of Series 1997-A Preferred is then entitled to be converted. The affirmative vote of a majority of the Series 1997-A Preferred is required in order to:


     o issue additional shares of Series 1997-A Preferred or increase the number of authorized shares of Series 1997-A Preferred.

     o   authorize any reclassification of the Series 1997-A Preferred.

     o   require the exchange of Series 1997-A Preferred.

     o amend, alter or repeal any provisions of the By-Laws of the Company in a manner that would adversely affect the holders of Series 1997-A Preferred.

     o amend, alter or repeal any provisions of the Certificate of the Company, the terms of the Series 1997-A Preferred or any other pertinent organizational document in a manner that would adversely affect the rights and preferences of the Series 1997-A Preferred.

     In addition, for so long as there is outstanding at least 793,730 shares of Series 1997-A Preferred, the affirmative vote of a majority of the Series 1997-A Preferred is required for the following actions:


     o the transfer by the Company of the ownership of any interest in the General Partner of BRI Partnership, the transfer by the General Partner to a third party of the right to exercise all or a portion of its rights as the General Partner of BRI Partnership or the transfer by the Company in a single transaction or series of transactions of assets owned directly or indirectly by the Company having a value in excess of 10% of the fully-diluted market capitalization of the Company within any 90-day period or 20% of such market capitalization within any 360-day period.

     o   the Company's termination as a REIT.

     o the alteration of the Company's business such that real estate assets owned directly or indirectly by the Company are, on a square foot basis, less than 90% invested in multifamily residential properties.


     o the transfer, on or before September 19, 1998, of more than 30% of the common stock or Units held directly or indirectly by either Douglas Krupp, the Chairman of the Board, or David F. Marshall, the President and Chief Executive Officer.


     Holders of Series 1997-A Preferred are entitled to elect one Director to the Board of Directors of the Company. In addition, if four consecutive Series 1997-A Preferred quarterly dividends are in arrears, then the number of directors of the Company will be increased by the smallest number representing a majority of the number of Directors of the Company, and the holders of Series 1997-A Preferred will be entitled to elect such number of Directors.


                        Mergers and Similar Transactions

     Upon

     o the transfer of substantially all the assets owned directly or indirectly by the Company;


     o the merger or consolidation of the Company or BRI Partnership with a third party (other than a merger of the Company and a wholly-owned subsidiary of the Company in which the fully-diluted market capitalization of the Company is unchanged);

     o any recapitalization of the Company, BRI Partnership and subsidiaries of the Company, considered as a whole, in a single transaction or series of transactions, aggregating 50% or more of the fully-diluted market capitalization of the Company; or


     o   a change of control of the Company or BRI Partnership,

holders of Series 1997-A Preferred will be entitled to receive at their option either (1) out of the assets of the Company available for distribution to shareholders and before any payment to holders of common stock, an amount per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends or (2) common stock on conversion of their Series 1997-A Preferred.



                                   Liquidation


     Upon liquidation, dissolution or winding-up of the Company, holders of Series 1997-A Preferred will be entitled to receive at their option either:


     o out of the assets of the Company available for distribution to shareholders and before any payment to holders of common stock, an amount per share as set forth below:

                                                    Percent of Stated Value, together
Date of liquidation, dissolution or winding-up        accrued and unpaid dividends
----------------------------------------------      ---------------------------------
Before September 25, 2002                                         115%

On or after September 25, 2002 but before                         110%
  September 25, 2003

On or after September 25, 2003 but before                         105%
  September 25, 2004

On or after September 25, 2004                                    100%

or


     o  common stock on conversion of their Series 1997-A Preferred.

Notwithstanding the foregoing, if liquidation, dissolution or winding-up of the Company occurs as a result of the adoption and implementation of a plan of liquidation pursuant to rights granted to shareholders in the Company's Certificate (see "-- Termination"), then holders of Series 1997-A Preferred who voted in favor of the adoption of that plan will be entitled to receive at their option either:

     o an amount per share equal to 100% of the sum of the Stated Value and all accrued and unpaid dividends or

     o  common stock on conversion of their Series 1997-A Preferred.



                                   Conversion


     Each share of Series 1997-A Preferred is convertible at the option of the holder beginning September 19, 1998 into 2.0756 shares of common stock, based on a conversion price of $12.04 per share of common stock. The conversion price is subject to adjustment in certain events.



                                   Redemption

     In the event of the Company's termination as a REIT, each holder of Series 1997-A Preferred will have the right to require the Company to redeem any or all of such holder's shares of Series 1997-A Preferred at a redemption price per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends.


                                    Priority


     The terms of the Series 1997-A Preferred provide that it will rank prior to any other series of Preferred Stock, prior to common stock and prior to any other class or series of capital stock of the Company with respect to the payment of dividends, the right to redemption and the distribution preference in the event of a change in ownership or the liquidation, dissolution or winding-up of the Company. Except as otherwise agreed to in the Stock Purchase Agreement among the Company, Westbrook Partners, L.L.C. and Westbrook Berkshire Holdings, L.L.C., pursuant to which the shares of Series 1997-A Preferred were issued and sold, holders of Series 1997-A Preferred have no preemptive rights.



Charter and By-Law Provisions


     General. Shareholders' rights and related matters are governed by the Delaware General Corporation Law and the Company's Certificate and By-Laws, (the "Organizational Documents"). Certain provisions of the Organizational Documents, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

     Voting Requirements. Holders of shares of common stock of the Company and Series 1997-A Preferred (voting on an as converted basis with the holders of shares of common stock although part of the same class), by a majority or supermajority vote, may take certain actions, including approving amendments to the Company's Certificate. Any such change, if approved by the holders of the requisite number of shares, would be binding on all nonconsenting shareholders. Under the Organizational Documents, a supermajority vote is required in order to amend those portions of the Organizational Documents which concern:


     o  the definition of "supermajority".

     o  the requirements for amending the Organizational Documents.

     o  the requirements regarding Excess Share ownership.


     o  the actions which require a supermajority vote.


     o  the requirements regarding business combinations.


     o  the staggering of the terms of the Directors.

     o  the limitation of the liability of Directors.

     o  the perpetual life of the Company.

A "supermajority" vote is defined to mean the vote or consent of shareholders owning at least 66-2/3% of the outstanding shares of capital stock entitled at the time to vote on the election of Directors. In addition, holders of shares of Series 1997-A Preferred have the special voting rights described under " -- Preferred Stock -- Series 1997-A Preferred Stock." Shareholders may not take action by written consent without a meeting.

     Special Meetings. Special meetings may be called, to address specific Company matters, by the Chairman of the Board, the President of the Company or a majority of the Directors or independent Directors. Shareholders may not call a special meeting.

     Staggered Board of Directors. The Certificate classifies the Directors, concerning the term of their respective directorships, into three classes, one of which is elected annually.

     The provisions for a classified Board, together with related provisions designed to strengthen the position of the Board by

     o providing for limitations on the removal of Directors and the filling of vacancies on the Board;

     o requiring that shareholder action be taken only at an annual meeting or a special meeting and limiting the ability of shareholders to call special meetings;

     o prescribing procedures for the advance notice of shareholder proposals and nominations of Directors by the shareholders; and

     o  requiring a supermajority vote to effect changes in certain provisions,

have the overall effect of making it more difficult to acquire and exercise control of the Company and to remove incumbent officers and Directors, providing such officers and Directors with enhanced ability to retain their positions. Such provisions may also limit shareholder participation in certain types of transactions that might be proposed whether or not such transactions were favored by a majority of shareholders.


Business Combinations

     The Organizational Documents affirmatively adopt Section 203 of the Delaware General Corporation Law, which prohibits Interested Shareholders (as defined below) from engaging in a Business Combination with the Company. Accordingly, the Organizational Documents provide that the Company shall not engage in any Business Combination (as defined below) with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested Shareholder, unless:

     o prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

     o upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting shares of the Company then outstanding, excluding shares held by Directors who are also officers of the Company and employees' stock plans in which employees do not have the right to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or

     o at or subsequent to such time, the Business Combination is approved by the Board and authorized by a supermajority vote, excluding the shares owned by the Interested Shareholder.

The term "Business Combination" is defined to include, among other things, a merger or consolidation of the Company with, or caused by, an Interested Shareholder and other specified transactions which would have the effect of the Interested Shareholder gaining control of the Company. An "Interested Shareholder" includes, among others, any person owning 15% or more of the outstanding voting shares of the Company; provided, however that the term "Interested Shareholder" does not include any person whose ownership of shares in excess of 15% is the result of action taken solely by the Company. In that event, such person would be considered an Interested Shareholder if he thereafter acquired additional voting shares of the Company, except as a result of further Company action not caused by such Interested Shareholder.

     The provisions of the Organizational Documents concerning Business Combinations and the restriction on the transfer of shares which are described above cannot be changed except by amendment to the Organizational Documents by a supermajority vote.


     Pursuant to the Delaware General Corporation Law, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares entitled to vote on the resolution. In addition, the partnership agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of BRI Partnership be approved by the affirmative vote of a majority of the outstanding Units.



Shareholder Rights Plan

     The Company may adopt a Shareholder Rights Plan (a plan intended to force the initiator of a hostile takeover to negotiate by granting the shareholders rights to buy shares at a bargain price). Such a Plan (i) may have the effect of discouraging changes of control of the Company, and (ii) may limit the opportunity of a shareholder to receive a premium for his or her shares in the event an investor is making purchases to assemble a block of shares.


Restrictions on the Ownership and Transfer of Excess Shares


     Tax Requirements. For the Company to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), not more than 50% of its outstanding shares may be owned by five or fewer individuals during the last half of the year, and the shares of common stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Furthermore, the Company cannot own, directly or by attribution, 10% or more of any tenant of a property or a property securing a mortgage loan investment from which the Company is entitled to receive an additional equity return.

     Excess Shares. The Organizational Documents:


     o provide that if any person or group of affiliated persons directly or indirectly acquires ownership, in the aggregate, of more than 9.8% of the then outstanding shares of capital stock ("Excess Shares") such Excess Shares shall be deprived of voting rights, shall not be included in any quorum count and any dividends and distributions on such shares shall be paid into an escrow account payable to the holder of the Excess Shares at the time they cease to be Excess Shares, and


     o empower the Board (1) to refuse to permit any transfer of shares of capital stock which, in its sole discretion, would jeopardize the status of the Company as a REIT and (2) to repurchase any Excess Shares to maintain or bring the ownership of shares into conformity with such 9.8% limit.


The 9.8% limitation on ownership of shares of common stock encompasses shares held directly or indirectly as a result of options, warrants or other convertible securities.

     The Company may require each proposed transferee of shares of capital stock to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly, indirectly or by attribution by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize the status of the Company as a REIT. A shareholder who knowingly holds Excess Shares is required to indemnify the Company for any losses the Company may suffer as a result of such holdings.

     Purchase by the Company. Excess Shares shall be deemed to be offered for sale to the Company or its designees. The purchase price will be the average closing sales price as reported by the NYSE during the 30-day period ending on the business day prior to the purchase date. The Organizational Documents further provide that the purchase price may be paid in the form of a promissory note of the Company. However, if the person from whom the Excess Shares were purchased sells a like number of his or her remaining shares within 30 days of the purchase date, then the Company shall rescind the purchase of the Excess Shares unless counsel to the Company is of the opinion that such rescission would jeopardize the Company's tax status as a REIT. In that event, in lieu of rescission, the Company shall make immediate payment for the shares.

     Exceptions. Such provisions do not apply to the acquisition of shares by an underwriter in a public offering by the Company or to any transaction involving the issuance of shares by the Company when its qualification as a REIT would not be jeopardized. Such provisions did not apply to the issuance and sale of the Series 1997-A Preferred or to the Offering.

     Amendment. The provisions of the Organizational Documents concerning Excess Shares cannot be changed except by amendment of the Organizational Documents by a supermajority vote.


Dissolution


     The Company may be dissolved at any time by supermajority vote and, otherwise, pursuant to the procedure set forth in the Delaware General Corporation Law. The Certificate requires the Company's Board of Directors to prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The Company has filed preliminary proxy materials with the SEC relating to this proposal. The liquidation proposal will become effective only if approved by shareholders holding a majority of voting shares then outstanding.



Limitation of Directors' Liability

     The Company's Certificate provides for indemnification of its officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the

Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.


Transfer Agent


     The transfer agent and registrar for the Company's common stock is American Stock Transfer & Trust Company.



                  DESCRIPTION OF UNITS AND CONVERSION OF UNITS


     General. Unitholders may, subject to certain limitations, require the Company to convert all or a portion of their Units. This right to convert must be exercised pursuant to written notice delivered to the Company specifying the Units to be converted by such Unitholder. Upon receipt of the notice, the Company will, at the direction of BRI Partnership:

     o convert each Unit specified in the notice into a share of common stock (subject to certain adjustments in the event of stock dividends and stock splits); or

     o purchase each such Unit for cash in an amount equal to the market value of a share of common stock (subject to the same adjustments).

If the Unitholder has registration rights for shares received upon conversion of Units in accordance with a registration rights agreement, the Unitholder may indicate in his or her exercise notice that the conversion of his or her Units into shares will be conditioned upon the effectiveness of the registration of such shares under the securities laws. The "market value" of the common stock for purposes of conversion of Units for cash will be equal to the average of the closing trading price of the common stock for the five trading days prior to the day on which the exercise notice was received by the Company.

     The Company anticipates that it generally will be required to acquire any Units specified in an exercise notice by the issuance of a like number of shares of common stock. Such an acquisition by the Company will be treated as a sale of the

Units to the Company for federal income tax purposes. See " -- Tax Consequences of Conversion." Upon the receipt of Redemption Shares, a Unitholder will have rights as a shareholder of the Company, including the right to receive dividends from the time of such Unitholder's acquisition of the Redemption Shares.


     A Unitholder may notify the Company of his or her desire to exercise the right to convert with respect to Units that were issued one year or more before the date of the exercise notice. This right may not be exercised to the extent delivery of Redemption Shares would be prohibited under the provisions of the Company's Organizational Documents to protect the Company's qualification as a REIT.



Tax Consequences of Conversion

     The following discussion summarizes certain federal income tax considerations that may be relevant to a Unitholder should he or she exercise his or her right to redeem Units.


     Tax Treatment of Conversion of Units. If the Company purchases Units tendered for conversion, such transaction will be treated as a sale fully taxable to the Unitholder, and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the common stock received in the exchange plus the amount of any BRI Partnership liabilities allocable to the converted Units at the time of the conversion. The determination of the amount of gain or loss is discussed more fully below. If the Company elects to redeem a Unitholder's Units for cash and BRI Partnership redeems such Units for cash that the Company contributes to BRI Partnership to effect such redemption, the redemption likely also would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although such a result is not certain. In that event, the Unitholder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any BRI Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below.

     If the Company does not elect to purchase Units tendered for redemption and BRI Partnership redeems a Unitholder's

Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph. However, if BRI Partnership redeems less than all of a Unitholder's Units, the Unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash exceeded the Unitholder's adjusted basis in all of its Units immediately before the redemption.

     If the Company contributes cash to BRI Partnership to effect a redemption and the transaction is treated as the redemption of a Unitholder's Units by BRI Partnership rather than a sale of Units to the Company, the income tax consequences to the Unitholder would be as described in the preceding paragraph.

     Tax Treatment of Disposition of Units by a Unitholder Generally. If a Unit is disposed of in a manner that is treated as a sale of the Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the adjusted tax basis in such Unit. See "-- Basis of Units." Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., Redemption Shares) received plus the amount of any BRI Partnership liabilities allocable to the Units sold. To the extent that the amount of cash or property received plus the allocable share of any BRI Partnership liabilities exceeds the limited partner's adjusted tax basis in the Units disposed of, such Unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property (e.g., Redemption Shares) received upon such disposition.

     Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unitholder's share of "unrealized receivables" or "inventory" of BRI Partnership (as defined in Section 751 of the Code) exceeds the basis attributed to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in BRI Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if BRI Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

     Basis of Units. In general, a Unitholder who acquired his or her Units by contribution of property and/or money to BRI Partnership had an initial tax basis in his Units ("Initial Basis") equal to the sum of (1) the amount of money contributed (or deemed contributed as described below) and (2) his adjusted tax basis in any other property contributed in exchange for such Units, and less the amount of any money distributed (or deemed distributed, as described below) in connection with the acquisition of the Units. The Initial Basis of Units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect Initial Basis, and Unitholders are urged to consult their own tax advisors regarding their Initial Basis. Generally, a Unitholder's Initial Basis in his Units is increased by

     o such Unitholder's share of BRI Partnership taxable and tax-exempt income; and

     o increases in such Unitholder's allocable share of liabilities of BRI Partnership.


Conversely, a Unitholder's basis in his Units is decreased (but not below zero) by


     o  such Unitholder's share of BRI Partnership distributions;

     o decreases in such Unitholder's allocable share of liabilities of BRI Partnership;

     o  such Unitholder's share of losses of BRI Partnership; and

     o such Unitholder's share of nondeductible expenditures of BRI Partnership that are not chargeable to his capital account.

     Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption by BRI Partnership of Units issued in exchange for a contribution of property to BRI Partnership may cause the original transfer of property to BRI Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707(a)(2)(B) of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transaction is presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfer did not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transaction will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfer constitutes a sale.

     Accordingly, if a Unit is redeemed by BRI Partnership from a Unitholder who holds Units that were issued in exchange for a contribution of property to BRI Partnership, the IRS could contend that the Disguised Sale Regulations apply because the Unitholder will thus receive cash subsequent to a previous contribution of property to BRI Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming Unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Code. Each Unitholder is advised to consult its own tax advisors to determine whether redemption of his or her Units could be subject to the Disguised Sale Regulations.



Comparison of Ownership of Units and Common Stock


     The nature of an investment in common stock of the Company is generally economically equivalent to an investment in

Units in BRI Partnership. There are, however, some differences between ownership of Units and ownership of common stock, some of which may be material to investors. The information below highlights a number of significant differences between BRI Partnership and the Company relating to, among other things:


     o  form of organization;
     o  permitted investments;
     o  policies and restrictions;
     o  management structure;
     o  compensation and fees;
     o  investor rights; and
     o  federal income taxation.


These comparisons are intended to assist Unitholders in understanding how their investment will be changed if their Units are converted into common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and investors should carefully review the balance of this Prospectus, including the documents incorporated by reference herein, and the registration statement of which this Prospectus is a part for additional important information about the Company.

     Form of Organization and Assets Owned. BRI Partnership is organized as a Delaware limited partnership. A substantial amount of the Company's operations are conducted through BRI Partnership which, directly or through subsidiaries, owns the Properties.

     The Company is organized under the laws of the State of Delaware. The Company maintains both a special limited partner interest and, through its wholly owned direct subsidiary, the General Partner, a general partner interest in BRI Partnership, which gives the Company an indirect investment in the Properties and other assets owned by BRI Partnership. As of March 1, 1999, the Company held approximately 79.16% of the partnership interests in BRI Partnership. Such interest may increase as Units are acquired by the Company or decrease as additional assets are acquired in exchange for Units in BRI Partnership.


     Term. BRI Partnership has a stated termination date of December 31, 2095, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and, unless the shareholders vote to liquidate the Company's assets and distribute the net proceeds of such liquidation, intends to continue its operations for an indefinite time period. See "Risk Factors -- Vote Regarding Continuation of the Company."


     Purpose and Permitted Investments. The purpose of BRI Partnership as stated in its partnership agreement may be summarized as the acquisition, sale, operation, development, financing, mortgaging and leasing of real estate and interests in real estate, including the Properties. The partnership agreement requires the business of BRI Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for federal income tax purposes. BRI Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

     Under its Certificate, the Company may engage in any lawful activity permitted under the Delaware General Corporation Law. Under the partnership agreement, the General Partner of BRI Partnership is responsible for the management of BRI Partnership's business and affairs and has full and complete power, authority and discretion to take such action on behalf of BRI Partnership as it deems necessary or appropriate in order to carry out the purposes of BRI Partnership. However, the General Partner may not do any act in contravention of the partnership agreement or applicable law nor may the General Partner possess any BRI Partnership property or assign any rights in such property for other than BRI Partnership purposes. The Company agrees that all of its activities and business operations will be conducted directly or indirectly through BRI Partnership.

     Additional Equity. BRI Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate.

     The Board of Directors of the Company may authorize the issuance of shares of capital stock of any class, whether now or hereafter authorized, or securities or rights, convertible into shares of capital stock, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations as may be set forth in the Company's Organizational Documents. The proceeds from the issue of equity capital by the Company will be loaned or contributed to BRI Partnership in exchange for Units or other interests in BRI Partnership.



     Borrowing Policies. The partnership agreement imposes no restrictions on BRI Partnership on borrowings, and the General Partner has full power and authority to borrow money on behalf of BRI Partnership.

     The Company is not restricted under its Organizational Documents from incurring borrowings. The Company has, however, adopted a policy that limits Company debt to 50% of the value of its assets. The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its shareholders. The Board of Directors, with the assistance of management of the Company, may re-evaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities, and the market value of its equity securities in relation to the Company's view of the market value of its properties, and may modify its debt policy. Such modification may include increasing or decreasing its ratio of debt to value or substituting another measuring standard.

     Other Investment Restrictions. Other than restrictions precluding investments by BRI Partnership that would adversely affect the qualification of the Company as a REIT, the partnership agreement imposes no restrictions upon BRI Partnership's authority to enter into certain transactions, including, among others, making investments, lending BRI Partnership funds, or reinvesting BRI Partnership's cash flow and net sale or refinancing proceeds.


     The Company's Organizational Documents do not impose any restrictions upon the types of investments that may be made by the Company.


     Management Control. All management powers over the business and affairs of BRI Partnership are vested in the General

Partner, and no limited partner of BRI Partnership has any right to participate in or exercise control or management power over the business and affairs of BRI Partnership. The General Partner may not be removed by the limited partners (other than by the Company as special limited partner) with or without cause.

     The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions set forth in the Organizational Documents. The Board of Directors is divided into three classes. At each annual meeting of the shareholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the day-to-day business policies of the Company.


     Management Liability and Indemnification. The partnership Agreement generally provides that the General Partner will incur no liability to BRI Partnership or any limited partner for losses sustained or liabilities incurred as a result of any act or omission if the General Partner or its affiliates, directors, officers, shareholders and such other persons acting in its or their behalf acted in good faith and in the belief that such conduct was in, or not opposed to, the best interests of BRI Partnership. The partnership agreement also provides for indemnification of the General Partner, the Company, the directors, officers and shareholders of the General Partner and the Company, and such other persons acting on its or their behalf, against expenses, judgments, fines and amounts paid in settlement arising from any threatened, pending or completed actions, suits or proceedings that relate to the operations of BRI Partnership in which such person may be involved.


     The Company's Organizational Documents provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Organizational Documents obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the shareholders against these individuals.

     The Company's By-Laws require it to indemnify its officers, directors and certain other parties to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits a corporation to indemnify any present or former director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, to which he or she was made a party by reason of his or her service in that capacity, against reasonable expenses incurred by him or her in connection therewith provided it is established that:

     o he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company; or

     o in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.

The Delaware General Corporation Law also permits the Company to provide indemnification and advance expenses to a present or former Director or officer who served a predecessor of the Company in such capacity, and to any employer or agent of the Company or a predecessor of the Company The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


     Anti-takeover Provisions. The General Partner has exclusive management power over the business and affairs of BRI Partnership, and the partnership agreement makes no provision for the removal of the General Partner by the limited partners (other than the special limited partner).

     The Organizational Documents of the Company and Delaware law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management.

     Voting Rights. Under the partnership agreement, the limited partners do not have voting rights relating to the operation and management of BRI Partnership except in connection with certain amendments to the partnership agreement.

     Shareholders of the Company have the right to vote, among other things, on a merger or sale of substantially all of the assets of the Company, certain amendments to the Certificate and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the shareholders at annual meetings of the Company. Each share of common stock has one vote, and the Certificate permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the common stock.

     Amendment of the partnership agreement or the Company's Certificate. Amendments to the partnership agreement may be proposed by the General Partner and generally require approval of limited partners (including the special limited partner) holding a majority of the outstanding limited partner interests. Certain amendments that would, among other things, reduce any limited partner's interest in BRI Partnership or his, her or its share of distributions, create any obligations or impair any right of a limited partner must be approved by the General Partner, and each limited partner that would be adversely affected by any such amendment.

     Amendments to the Company's Certificate, its term, certain changes to its capital stock provisions, changes to the powers of the Board of Directors, removal of a director, the excess shares and REIT qualification provisions, the business combinations provision, shareholder action, the staggered board, limitation on liability, standards for evaluation of tender, merger and purchase offers, and amendment of the By-Laws must be approved by the Board of Directors and by affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter. Other matters require an affirmative vote by a majority of the shareholders.

     Vote Required to Dissolve BRI Partnership or the Company. Under Delaware limited partnership law, BRI Partnership may be dissolved, other than in accordance with the terms of the partnership agreement, only upon the written consent of all of the partners, the withdrawal of the general partner without replacement or judicial decree. Under Delaware corporation law, the Board of Directors must obtain the approval of holders of not less than a majority of all outstanding shares of capital stock of the Company in order to dissolve the Company.


     Vote Required to Sell Assets or Merge. Under the partnership agreement, the limited partners of BRI Partnership do not have voting rights with respect to the sale, exchange, transfer or other disposition of all or substantially all of its assets, including by way of merger or consolidation or other combination of BRI Partnership.

     Under Delaware law and the Company's Certificate, the sale of all or substantially all of the assets of the Company or any merger or consolidation or dissolution requires the approval of the Board of Directors and the affirmative vote of a majority of all the votes entitled to be cast on the matter. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

     Compensation, Fees and Distributions. The General Partner does not receive any compensation for its services as general partner of BRI Partnership. As a partner in BRI Partnership, however, the General Partner and the Company have the same right to allocations and distributions as other partners of BRI Partnership. In addition, BRI Partnership will reimburse the General Partner and the Company for all expenses incurred relating to the ownership and operation of, or for the benefit of, BRI Partnership.


     The directors and officers of the Company receive compensation for their services.

     Liability of Investors. Under the partnership agreement and applicable Delaware law, limited partners generally are not liable for the debts and obligations of BRI Partnership unless they are also a general partner or participate in the control of the business.

     Under Delaware law, shareholders generally are not liable for the debts or obligations of the Company.

     Nature of Investment. The Units constitute equity interests entitling holders thereof to their pro rata share of cash distributions made to the limited partners of BRI Partnership. The Company and the General Partner are entitled to receive their respective pro rata shares of distributions made by BRI Partnership with respect to their interests in BRI Partnership.

     Shares of common stock constitute equity interests in the Company. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to common stock. The dividends payable to the shareholders are not fixed in amount and are paid only if, when and as declared by the Board of Directors.


     Potential Dilution of Rights. The General Partner is authorized, in its sole discretion and without limited partner approval, to cause BRI Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the General Partner.


     The Board of Directors of the Company may issue, in its discretion, additional shares of common stock and has the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of common stock or other similar equity securities may result in the dilution of interests of the shareholders.


     Liquidity. Subject to certain exceptions, the Unitholders may not transfer or pledge Units without the consent of the General Partner, which may be withheld in its sole and absolute discretion.


     The common stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's real estate investments and the Company's dividend yield compared to that of other debt and equity securities.



                               REGISTRATION RIGHTS


     The registration of the Redemption Shares pursuant to the registration statement of which this Prospectus is a part will discharge the Company's obligations with respect to such

Redemption Shares to the Unitholders under the terms of a series of substantially identical registration rights agreements (the "Registration Rights Agreements") which the Company entered into in connection with the issuance of the Units. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements.

     Registration of Redemption Shares. Under the Registration Rights Agreements, the Company is required to file, during the period commencing two weeks before November 24, 1998 and ending two weeks after November 24, 1998, a "shelf registration statement" (a "Shelf Registration") covering the Redemption Shares and to use its best efforts to have such Shelf Registration declared effective by the Commission on or prior to 90 days after the date of filing. The Company is required to use its best efforts to keep the Shelf Registration effective until all the Redemption Shares have been sold pursuant to its terms. The Company will not be required to maintain the effectiveness of the Shelf Registration with respect to any Redemption Shares which:

     o  have ceased to be outstanding;

     o have been transferred and (1) the Company has delivered a new certificate or other evidence of ownership not bearing the restrictive legend set forth on the certificate issued in connection with the initial issuance of the Redemption Shares (or other legend of similar import) and (2) in the reasonable opinion of counsel to the Company, the subsequent disposition of such shares would not require registration or qualification under the Securities Act;

     o have been sold pursuant to either the Shelf Registration or Rule 144 promulgated under the Securities Act ("Rule 144"); or

     o  are capable of being sold pursuant to Rule 144.

     Expenses and Indemnification. Pursuant to the terms of the Registration Rights Agreements, the Company has agreed to pay all expenses incurred in the registration of the Redemption Shares (other than selling commissions and discounts, brokerage fees and transfer taxes or any legal, accounting and other expenses incurred by the Unitholders thereunder). The Company also has agreed to indemnify the Unitholders under the Shelf Registration and its officers, directors and other affiliated persons and any person who controls the

Unitholders against any and all losses, claims, damages and expenses arising under the securities laws in connection with the registration statement or this Prospectus, subject to certain limitations. In addition, the Unitholders have agreed to indemnify the Company and its directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information or affidavit furnished to the Company by the Unitholders for use in the Shelf Registration or Prospectus or an amendment or supplement thereto. The Company is not required to indemnify the Unitholders for the failure by the Unitholders to deliver or cause to be delivered the Prospectus or any amendment or supplement hereto to any purchaser from the Unitholders of shares covered by the Shelf Registration after the Company has furnished the Unitholders with a sufficient number of copies of the Prospectus.


                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
                                AND CONSEQUENCES


     The following discussion summarizes the material federal income tax considerations and consequences relating to a holder of common stock. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, including the provisions of the Taxpayer Relief Act of 1997 (the "1997 Act") and the IRS Restructuring and Reform Act of 1998 (the "1998 Act"), current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not requested and does not plan to request any rulings from the IRS concerning the tax treatment of the Company or BRI Partnership. Thus, no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

     Each prospective purchaser of common stock is advised to consult his or her tax advisor regarding the tax consequences to him or her of the acquisition, ownership and sale of the securities, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.



Taxation of the Company

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1991. The Company believes that it has been organized and operated in a manner so as to qualify as a REIT, and the Company intends to continue to operate in such a manner. So long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it distributes currently to shareholders. However, the Company will be subject to federal income tax in certain circumstances, including the following:

     First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference.

     Third, if the Company has

     o net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business; or

     o other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

     Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

     Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test.

     Sixth, if the Company should fail to distribute during each calendar year at least the sum of

     o  85% of its REIT ordinary income for such year;

     o  95% of its REIT capital gain net income for such year; and

     o any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Seventh, if the Company acquires or has acquired any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the acquiror's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the acquiror recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "Built-in Gain" (i.e., the excess of (a) the fair market value of such asset at the time of the acquisition by the Company over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable, pursuant to anticipated Treasury Regulations that have yet to be promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Notice 88-19 with respect to any such acquisition.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest;

     (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

     (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

     (5) the beneficial ownership of which is held by 100 or more persons;

     (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and

     (7) that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company's Organizational Documents contain restrictions regarding the transfer of its capital stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in conditions
(5) and (6). See "Description of the Capital Stock of the Company -- Restrictions on the Ownership and Transfer of Excess Shares." Moreover, pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of the capital stock, and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet condition (6) above, the Company will be treated as having met the requirement.

     Income Tests. In order to maintain qualification as a REIT, the Company must satisfy certain gross income requirements, which are applied on an annual basis. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.


                                      Rent

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements described above only if each of the following conditions are met:

     o The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     o The Code provides that rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant").

     o If rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

     o For rents to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."


                                    Services

     Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if the Company were to provide services that are not permissible services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed 1% of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). In computing any such amounts, the amount that the Company would be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services.

     The Company provides certain services with respect to the Properties through BRI Partnership, which is not an "independent contractor." However, the Company believes that all of such services are considered "usually or customarily rendered" in connection with the rental of space for occupancy only, so that the provision of such services do not jeopardize the qualification of rent from the Properties as "rents from real property." In the case of any services that are not "usual and customary" under the foregoing rules, the Company intends to employ "independent contractors" to provide such services.

     The Company provides certain services with respect to the Properties through BRI Partnership, which is not an "independent contractor." However, the Company believes that all of such services are considered "usually or customarily rendered" in connection with the rental of space for occupancy only, so that the provision of such services do not jeopardize the qualification of rent from the Properties as "rents from real property." In the case of any services that are not "usual and customary" under the foregoing rules, the Company intends to employ "independent contractors" to provide such services.


                                Relief Provisions

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets:

     o at least 75% of the value of the Company's total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which the Company has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company and held for not more than one year following the receipt by the Company of such proceeds), cash, cash items and government securities;

     o not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and

     o of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another
         REIT).

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and plans to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to

     o the sum of (1) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (2) 95% of the net income (after tax), if any, from foreclosure property, minus

     o   the sum of certain items of non-cash income.

In addition, if the Company disposes of any Built-In Gain Asset during the 10-year period beginning on the date the Company acquired that asset, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration.


                              Failure to Distribute

     To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company may elect to require the shareholders to include the Company's undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of its shareholders' shares. If the Company makes such an election, the shareholders will:


     o include in their income as capital gains their proportionate share of such undistributed capital gains and

     o be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount.


A shareholder will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of the tax that the Company is deemed to have paid on the shareholder's behalf. The earnings and profits of the Company will be adjusted appropriately. For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of U.S. Shareholders Holding common stock."


     In addition, if the Company should fail to distribute, during each calendar year, at least the sum of:

     o   85% of its REIT ordinary income for such year;

     o   95% of its REIT capital gain income for such year; and

     o   any undistributed taxable income from prior periods,

the Company would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by the REIT and the amount, if any, on which the REIT paid income tax for such year.


Complying with Requirement

     The Company intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing

REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between:

     o the actual receipt of income and actual payment of deductible expenses and

     o the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or due to the need to make nondeductible payments, such as principal payments on any indebtedness it may have.


If such circumstances occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Failure of the Company to Qualify as a REIT. For any taxable year that the Company fails to qualify as a REIT, the Company would be taxed at the usual corporate rates on all of its taxable income. Those taxes would reduce the amount of cash available to the Company for distribution to its shareholders. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible and will not be required to be made. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxed as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

           Unless certain relief provisions apply, the Company's election to be treated as a REIT will terminate automatically if the Company fails to meet the qualification requirements described above and the Company will not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company's election was terminated (or revoked). If the Company loses its REIT status, but later qualifies and elects to be taxed as a REIT again, the Company may face significant adverse tax consequences.


Taxation of U.S. Shareholders


     As used herein, the term "U.S. Shareholder" means a holder of shares of common stock who (for United States federal income tax purposes):


     o   is a citizen or resident of the United States;

     o is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     o is an estate the income of which is subject to United States federal income taxation regardless of its source; or

     o is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more Untied States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the above, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

     Distributions by the Company. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such Shareholders as ordinary income to the extent of the Company's current or accumulated earnings and profits. For purposes of determining whether distributions on shares of common stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to shares of preferred stock and second to shares of common stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any shares of preferred stock. Such distributions will not be eligible for the dividends received deductions in the case of U.S. Shareholders that are corporations. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the U.S. Shareholders on December 31 of the calendar year during which they were declared.


                             Capital Gain Dividends

     Distributions designated by the Company as capital gain dividends generally will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. Corporate U.S. Shareholders however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.


                          Operating and Capital Losses


     U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against future income (subject to certain limitations). Distributions made by the Company and gain arising from the sale or exchange by a holder of common stock will not be treated as passive activity income, and, as a result, holders of common stock generally will not be able to apply any "passive losses" against such income or gain. Future regulations may require that U.S. Shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.



                 Distributions in Excess of Earnings and Profits


     Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of common stock, but rather will reduce the adjusted basis of such shares of common stock. To the extent that such distributions exceed the adjusted basis of a U.S. Shareholder's shares of common stock, they will be included in income as capital gains, assuming the shares of common stock are a capital asset in the hands of the U.S. Shareholder.

                   Election to Include Capital Gain in Income


     Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, the Company may elect to require the holders of common stock to include the Company's undistributed net long-term capital gains in their income. If the Company makes such an election, the holders of common stock will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of common stock will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately. As described below in "--Recent Legislation," with respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

     Sales of Shares. In general, a U.S. Shareholder will realize capital gain or loss on the disposition of shares of common stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares of common stock. In the case of a taxable U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, subject to a 20% tax rate, if such shares have been held for more than one year. In the case of a taxable U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon a sale or exchange of shares of common stock by a shareholder who has held such shares of common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.


     1997 Act Changes to Capital Gain Taxation. As described below in "--Recent Legislation," each of the 1997 Act and the 1998 Act changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or trusts. On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital-gain dividend as:

     o a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group);

     o an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group); or

     o   a 28% rate gain distribution (which was repealed by the 1998 Act).

IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

     Backup Withholding. The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders" below.


     Taxation of Tax-Exempt Shareholders. As a general rule, amounts distributed to a tax-exempt entity by a corporation do not constitute "unrelated business taxable income" ("UBTI"), and thus distributions by the Company to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares of common stock with "acquisition indebtedness" within the meaning of the Code and the shares of common stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if:


     o the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least 5%;

     o the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule" (see "--Taxation of the Company --Requirements for Qualification" above); and

     o (1) one pension trust owns more than 25 percent of the value of the REIT or, (2) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT.

The Company currently does not expect that this rule will apply.


Taxation of Non-U.S. Shareholders

     The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. Shareholders should consult with their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on an investment in the Company, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws including any reporting requirements.

     Distributions by the Company. Distributions to a non-U.S. Shareholder that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the

Company as capital gain dividends will generally be subject to tax as ordinary income to the extent of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such distributions will generally be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such non-U.S. Shareholder's adjusted basis in the common stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder's common stock, such distributions will generally be subject to tax if such non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its common stock, as described below.



                                   Withholding

     For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. Shareholder. Under regulations generally effective for distributions on or after January 1, 1999, the Company would not be required to withhold at the 30% rate on distributions it reasonably estimates to be in excess of the Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends.

     As a result of a legislative change made by the Small Business Job Protection Act of 1996, under current law, it appears that the Company will be required to withhold 10% of any distribution to a non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent the Company does not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.


                             Capital Gain Dividends


     Distributions to a non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gain dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) the investment in the common stock is effectively connected with the non-U.S. Shareholder's United States trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (ii) the non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.



                   Foreign Investment in Real Property Tax Act

     Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests (whether or not designated as a capital gain dividend) will be taxed to a non-U.S. Shareholder at the normal capital gains rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation and that is not entitled to treaty relief or exemption. The Company is required by applicable FIRPTA Treasury Regulations to withhold 35% of any such distribution that is or could be designated by the Company as a capital gain dividend. That amount is creditable against the non-U.S. Shareholder's United States FIRPTA tax liability.


     Amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares of common stock (see "Taxation of U.S. Shareholders -- Distributions by the Company -- Election to Include Capitol Gain in Income" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).


     Sale of common stock. Gain recognized by a non-U.S. Shareholder upon a sale of its common stock will generally not be subject to tax under FIRPTA if the Company is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of the shareholders are expected to be non-U.S. Shareholders, the Company expects to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. Shareholder should not be subject to U.S. tax on gains recognized upon disposition of the common stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual shareholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.


     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as:

     o dividends subject to the 30% (or lower treaty rate) withholding tax discussed above;

     o   capital gains dividends; or

     o distributions attributable to gain from the sale or exchange by the Company of United States real property interests.


As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that:

     o   is a United States person;

     o derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

     o is a "controlled foreign corporation" (generally a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption.


Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.


     The United States Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. A non-U.S. Shareholder should consult its advisor regarding the effect of the new Treasury Regulations.


Recent Legislation


     As described above, the 1997 Act contains certain changes to the REIT qualification requirements and to the taxation of REITs. In addition, the 1997 Act and the 1998 Act also contain certain changes to the taxation of capital gains of individuals, trusts and estates.


     Capital Gain Rates. As a result of the 1997 Act and the 1998 Act, individuals, trusts and estates that hold certain investments for more than 12 months may be taxed at a maximum long-term capital gain rate of 20% on gain from the sale or exchange of those investments. However, a maximum rate of 25% applies for "unrecaptured section 1250 gain" for individuals, trusts and estates and special rules exist for "qualified 5-year gain" and certain other special types of gain. The 1997 Act directed the IRS to prescribe regulations on how the new capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs and to sales of interests in "pass-through entities." Currently no such regulations have been promulgated or proposed. For a discussion of new rules under the 1997 Act that apply to the taxation of distributions by the Company to shareholders that are designated by the Company as "capital gain dividends," see "--Taxation of U.S. Shareholders Holding common stock--Distributions by the Company." Shareholders are urged to consult with their tax advisors with respect to the new rules contained in the 1997 Act and the 1998 Act.


     REIT Provisions. In addition to the provisions discussed above, the 1997 Act contained a number of technical provisions that either (1) reduce the risk that the Company will inadvertently cease to qualify as a REIT, or (2) provide additional flexibility with which the Company can meet the REIT qualification requirements. These provisions are effective for the Company's taxable years commencing on or after January 1, 1998.


Recent Tax Proposal

     Current legislative proposals under consideration by Congress include a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries. The proposal would require a REIT to own no more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject to the existing 5% asset test and 10% voting securities test (see "--Tax Treatment of the Company"), except that such grandfathered status would terminate if the non-qualified REIT subsidiary engaged in a new trade or business or acquired substantial new assets on or after the effective date of the proposal. The proposal, if enacted, could materially impede the Company's ability to engage in other activities through non-qualified REIT subsidiaries without jeopardizing the Company's REIT status.

Tax Aspects of the Company's Ownership of Interests in BRI
Partnership

     General. A significant portion of the Company's investments will be held indirectly through BRI Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on those items, without regard to whether the partners receive a distribution from the partnership. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that for purposes of applying the REIT gross income and gross asset tests, the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share, in each case based on its "capital interest" in the partnership. In addition, the character of the gross income and assets of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code which includes the gross income and asset tests described above. The Company will have indirect control of BRI Partnership and intends to operate it consistent with the requirements for qualification as a REIT. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and will take into account its distributive share of partnership items in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held through BRI Partnership.

     Entity Classification. If BRI Partnership were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and would preclude the Company from qualifying as a REIT. The same result could occur if any subsidiary partnership failed to qualify for treatment as a partnership.


     Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were:

     o   continuity of life,
     o   centralization of management,
     o   limited liability and

     o   free transferability of interests.

     Under final Treasury Regulations that became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes unless it specifically elects otherwise. The Treasury Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as:

     o   the entity had a reasonable basis for its claimed classification;

     o the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997; and

     o neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.


     The Company believes that BRI Partnership will be treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation).

     Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, those provisions require that partnership allocations reflect the economic arrangement of the partners. The allocations of taxable income and loss provided for in the partnership agreement are intended to comply with the requirements of
Section 704(b) of the Code and the related Treasury Regulations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item.

     Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at that time (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Similar rules can apply in the case of appreciated or depreciated properties held by a partnership at the time of new contributions to the partnership.


     In general, the partners of BRI Partnership who contributed assets will be allocated differing depreciation deductions than if they had retained the contributed property. In addition, on the disposition of any contributed asset that has a Book-Tax Difference, the income or loss attributable to the Book-Tax Difference generally will be allocated to the contributing partner. These allocations will tend to eliminate the Book-Tax Difference over the life of BRI Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of BRI Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of that sale. Such an allocation might cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements.

     Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including the "traditional method" or the election of certain methods that would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. BRI Partnership and the Company will determine with respect to each contribution to BRI Partnership which method to use.

State and Local Taxes

     The tax treatment of the Company and the shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of the Company and the shareholders is provided nor is any representation made as to the tax status of the Company in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.


     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the SEC.



                              PLAN OF DISTRIBUTION


     The Company will not receive any proceeds from the issuance of any Redemption Shares but will acquire Units converted into Redemption Shares. The Company will pay substantially all the expenses incurred by the Company by incident to the offering. The Company estimates that these expenses will be approximately $31,000.

     The Unitholders and any agents, dealers or underwriters that participate with the Unitholders in the resale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Unitholders.



                                     EXPERTS


     The combined statements of revenue over certain operating expenses of the Intercapital and Cooper Portfolios for the year ended December 31, 1997 included in the Current Report on Form 8-K of the Company, dated October 30, 1998, incorporated herein by reference, and the consolidated financial statements and financial statement schedule of Berkshire Realty Company, Inc. and Subsidiaries, included in the Annual Report on Form 10-K of the Company for the year ended December 31, 1998, incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, as indicated in their reports with respect thereto, and are included and incorporated herein in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the SEC.



                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

================================================================================

We have not authorized any dealer, salesperson or any other individual to give any information, or to make any representations, other than those contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby and only in the jurisdictions and under circumstances where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             -----------------------

                                TABLE OF CONTENTS


                                                                       Page
Risk Factors...........................................................  5
Forward-looking Statements............................................. 18
The Company............................................................ 19
Use of Proceeds........................................................ 24
Available Information.................................................. 24
Incorporation of Certain Documents by Reference........................ 26
Description of the Capital Stock of the Company........................ 27
Description of Units and Conversion of Units........................... 39
Registration Rights.................................................... 51
Material Federal Income Tax Considerations and Consequences............ 53
Plan of Distribution................................................... 76
Experts    ............................................................ 76
Legal Matters.......................................................... 77



                                1,714,396 Shares

                                BERKSHIRE REALTY
                                  COMPANY, INC.

                                  Common Stock

                             -----------------------

                                   PROSPECTUS

                                 April __, 1999

                             -----------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.



Registration fee to the SEC............................     $ 4,528.00
Printing expense.......................................       2,000.00
Accounting fees and expenses...........................       2,500.00
Legal fees and expenses................................      20,000.00
                                                            ----------
Miscellaneous expenses.................................       1,972.00

           Total.......................................     $31,000.00



     All fees and expenses are estimates except for the registration fee to the SEC.

Item 15. Indemnification of Directors and Officers.

     The Company's Certificate provides for indemnification of the Company's officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

     The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur.

Item 16. Exhibits



Exhibit Numbers                  Description
----------------------------     --------------------------------------------------


     4.1(1) Restated Certificate of Incorporation, as amended.

     4.2(2)                      By-Laws, as amended.

     5.1*                        Opinion regarding legality.

     8.1*                        Opinion regarding certain tax matters.

     23.1                        Consent of PricewaterhouseCoopers LLP,
                                 Independent Accountants

     23.2*                       Consent of Hale and Dorr LLP (included in
                                 Exhibit 5.1 hereto).

     24.1* Power of Attorney (included on signature page hereto).

     99.1* Form of Registration Rights Agreement, dated as of November 14, 1997, by and among Berkshire
                                 Realty Company, Inc., Berkshire Apartments,
                                 Inc. and certain limited partners of BRI OP
                                 Limited Partnership.

--------------

     *                           Previously filed.

     (1) Incorporated herein by reference to Exhibit 3.3 filed with the Registrant's Registration
                                 Statement on Form S-4 (File No. 33- 37592),
                                 Exhibit 3.11 filed with the Registrant's
                                 Post-Effective Amendment No. 1 to the
                                 Registration Statement on Form S-4 (File No.
                                 33-37592) and Exhibit 4.1 filed with the Registrant's Amendment No. 1 to Current Report on Form 8-K/A, dated October 14, 1997.

     (2)                         Incorporated herein by reference to Exhibit
                                 3(ii) filed with the Registrant's Amendment No.
                                 1 to Current Report on Form 8- K/A, dated
                                 October 14, 1997.


Item 17.             Undertakings.

           (a)       The undersigned Registrant hereby undertakes:

                     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                       (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                      (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration

                               Statement (or most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

                     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on April 16, 1999.


                         BERKSHIRE REALTY COMPANY, INC.


                         By:  /s/ Marianne Pritchard
                              --------------------------------------
                               Marianne Pritchard, Executive Vice President and Chief Financial Officer of
                               Berkshire Realty Company, Inc.

           Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                  TITLE                   DATE
                ---------                  -----                   ----
/s/ Douglas Krupp*                 Chairman of the                 April 16, 1999
-----------------------------      Board and Director
Douglas Krupp                      of Berkshire Realty
                                   Company, Inc.

/s/ David F. Marshall*             President, Chief                April 16, 1999
-----------------------------      Executive Officer
David F. Marshall                  and Director of
                                   Berkshire Realty
                                   Company, Inc.
                                   (Principal Executive
                                   Officer)

/s/ Marianne Pritchard             Executive Vice                  April 16, 1999
-----------------------------      President and Chief
Marianne Pritchard                 Financial Officer of
                                   Berkshire Realty
                                   Company, Inc.
                                   (Principal Financial
                                   Officer)


                                      II-5



/s/ Kenneth J. Richard*            Senior Vice                     April 16, 1999
-----------------------------      President and Chief
Kenneth J. Richard                 Accounting Officer
                                   of Berkshire Realty
                                   Company, Inc.
                                   (Principal
                                   Accounting Officer)

/s/ Terrance R. Ahern*             Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
Terrance R. Ahern

/s/ David M. deWilde*              Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
David M. deWilde

/s/ J. Paul Finnegan*              Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
J. Paul Finnegan

/s/ Charles N. Goldberg*           Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
Charles N. Goldberg

/s/ Paul D. Kazilionis*            Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
Paul D. Kazilionis

/s/ E. Robert Roskind*             Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
E. Robert Roskind

/s/ Arthur P. Solomon*             Director of Berkshire           April 16, 1999
-----------------------------      Realty Company, Inc.
Arthur P. Solomon


*By: /s/ Marianne Pritchard
----------------------------
Marianne Pritchard
Attorney-In-Fact

                                  EXHIBIT INDEX


The following exhibits are filed as part of this registration statement on Form S-3.


Exhibit Numbers     Description
------------------  -----------------------------------------------------------

     4.1(1)         Restated Certificate of Incorporation, as amended.

     4.2(2)         By-Laws, as amended.

     5.1*           Opinion regarding legality.

     8.1*           Opinion regarding certain tax matters.

     23.1           Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants

     23.2* Consent of Hale and Dorr LLP (included in Exhibit 5.1 hereto).

     24.1*          Power of Attorney (included on signature page hereto).

     99.1*          Form of Registration Rights Agreement, dated as of November
                    17, 1997, by and among Berkshire Realty Company, Inc.,
                    Berkshire Apartments, Inc. and certain limited partners of BRI OP Limited Partnership

 ---------------

     *              Previously filed.

     (1) Incorporated herein by reference to Exhibit 3.3 filed with the Registrant's Registration Statement on Form S-4 (File
                    No. 33-37592), Exhibit 3.11 filed with the Registrant's
                    Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 33-37592) and Exhibit 4.1 filed with the Registrant's Amendment No. 1 to Current Report on Form
                    8-K/A, dated October 14, 1997.

     (2) Incorporated herein by reference to Exhibit 3(ii) filed with the Registrant's Amendment No. 1 to Current Report on Form
                    8-K/A, dated October 14, 1997.
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